UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Orbitz Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68557K109

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 68557K109

1.	Names of Reporting Persons TDS Investor (Luxembourg) S.a.r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 39,792,148

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 39,792,148

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,792,148

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 47.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68557K109

1.	Names of Reporting Persons TDS Investor (Cayman) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 39,792,148

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 39,792,148

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,792,148

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 47.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68557K109

1.	Names of Reporting Persons TDS Investor (Cayman) GP Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 39,792,148

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 39,792,148

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,792,148

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 47.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68557K109

1.	Names of Reporting Persons Blackstone Capital Partners (Cayman) V L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,608,508

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,608,508

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,608,508

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68557K109

1.	Names of Reporting Persons Blackstone Management Associates (Cayman) V L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 46,021,327

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 46,021,327

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,021,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 55.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68557K109

1.	Names of Reporting Persons Blackstone LR Associates (Cayman) V Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 46,021,327

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 46,021,327

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,021,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 55.3%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68557K109

1.	Names of Reporting Persons Peter G. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68557K109

1.	Names of Reporting Persons Stephen A. Schwarzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 46,021,327

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 46,021,327

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,021,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 55.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Orbitz Worldwide, Inc.
(b)	Address of Issuer’s Principal Executive Offices The Issuer’s principal executive officers are located at 500 W. Madison Street, Suite 1000, Chicago, Illinois 60661.

Item 2.
(a)

Name of Person Filing
This statement is filed by:

                (i)            TDS Investor (Luxembourg) S.a.r.l., a Luxembourg company (“Luxco”), which directly owns the Common Stock described herein;

                (ii)           TDS Investor (Cayman) L.P., a Cayman Islands limited partnership (“TDS Cayman”), which directly owns the Common Stock described herein and which, through its wholly-owned subsidiaries, indirectly owns Luxco;

                (iii)          TDS Investor (Cayman) GP Ltd., a Cayman Islands company (“TDS Cayman GP”), which is the general partner of TDS Cayman;

                (iv)          Blackstone Capital Partners (Cayman) V L.P., a Cayman Islands limited partnership (“BCP”), which directly owns the Common Stock described herein;

                (v)           Blackstone Management Associates (Cayman) V L.P., a Cayman Islands limited partnership (“BMA”), which is the general partner of each of the BCP Funds (defined below), which, together with the Blackstone Funds (defined below), have voting control over TDS Cayman GP;

                (vi)          Blackstone LR Associates (Cayman) V Ltd., a Cayman Islands company (“BLRA”), which is the general partner of BMA and each of the Blackstone Funds;

                (vii)         Peter G. Peterson, who was, together with Stephen A. Schwarzman, a controlling person of BLRA; and

                (viii)        Stephen A. Schwarzman, who is a controlling person of BLRA.

(b)

Address of Principal Business Office or, if none, Residence
The address of the business office of each of Luxco, TDS Cayman GP and TDS Cayman is c/o Travelport Limited,
400 Interpace Parkway, Building A, Parsippany, NJ.

The address of the business office of each of BCP, BMA, BLRA and Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

(c)

Citizenship
TDS Investor (Luxembourg) S.a.r.l. — Luxembourg

TDS Investor (Cayman) L.P. — Cayman Islands

TDS Investor (Cayman) GP Ltd. — Cayman Islands

Blackstone Capital Partners (Cayman) V L.P. — Cayman Islands

Blackstone Management Associates (Cayman) V L.P. — Cayman Islands

Blackstone LR Associates (Cayman) V Ltd. — Cayman Islands

Peter G. Peterson — United States

Stephen A. Schwarzman — United States

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 68557K109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The percentages used in this Item 4 are calculated based upon 83,284,999 shares of common stock, par value $0.01 per share, of OWW (the “Common Stock”) issued and outstanding as of November 10, 2008.

Luxco directly owns 39,792,148 shares of Common Stock.  TDS Cayman, through its wholly-owned subsidiaries, indirectly owns Luxco, and may be deemed to be the beneficial owner of 39,792,148 shares of Common Stock. The BCP Funds (as defined below), the Blackstone Funds (as defined below) and Blackstone Family Investment Partnership (Cayman) V-SMD L.P. (collectively the “Blackstone LPs”) together directly own 6,229,179 shares of Common Stock, of which, 2,608,508 shares of Common Stock are directly owned by BCP.

TDS Cayman GP is the general partner of TDS Cayman.  Blackstone Capital Partners (Cayman) V L.P., BCP (Cayman) V-S L.P., Blackstone Capital Partners (Cayman) V-A L.P. and BCP V Co-Investors (Cayman) L.P. (collectively, the “BCP Funds”), Blackstone Family Investment Partnership (Cayman) V L.P. and Blackstone Participation Partnership (Cayman) V L.P. (collectively, the “Blackstone Funds”) and Blackstone Family Investment Partnership (Cayman) V-SMD L.P. collectively have voting control over TDS Cayman GP and collectively have investment and voting control over the shares of Common Stock that are directly and indirectly owned by TDS Cayman. BMA is a general partner of each of the BCP Funds. BLRA is general partner of BMA and each of the Blackstone Funds.

As a general partner of TDS Cayman, TDS Cayman GP may be deemed to be a beneficial owner of 39,792,148 shares of Common Stock.  As a general partner of each of the BCP Funds, BMA may be deemed to be a beneficial owner of 46,021,327 shares of Common Stock.  As a general partner of the Blackstone Funds and BMA, BLRA may also be deemed to be a beneficial owner of such shares of Common Stock.  Mr. Schwarzman is a controlling person of BLRA and, as such, may be deemed to be a beneficial owner of such shares of Common Stock.

Each of TDS Cayman, TDS Cayman GP, the Blackstone LPs, BMA, BLRA and Mr. Schwarzman disclaims beneficial ownership of any shares of Common Stock reported herein.

Effective as of December 31, 2008, Mr. Peter G. Peterson withdrew as a controlling person of BLRA.  Therefore, Mr. Peterson will no longer be deemed to be the beneficial owner of shares of Common Stock as a controlling person of BLRA.

(b) Percent of class: See Item 11 of each cover page, which is based on Item 5 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Effective as of December 31, 2008, Mr. Peter G. Peterson ceased to be a beneficial owner of more than five percent of the Common Stock, and Blackstone Capital Partners (Cayman) V L.P. is not a beneficial owner of more than five percent of the Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4(a) above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2009

TDS INVESTOR (LUXEMBOURG) S.A.R.L.

By:	/s/ Eric J. Bock
Name: Eric J. Bock
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2009

TDS INVESTOR (CAYMAN) L.P.
By: TDS INVESTOR (Cayman) GP LTD.,
as General Partner

By:	/s/ Eric J. Bock
Name: Eric J. Bock
Title: Executive Vice President,
General Counsel and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2009

TDS INVESTOR (CAYMAN) GP LTD.

By:	/s/ Eric J. Bock
Name: Eric J. Bock
Title: Executive Vice President General,
Counsel and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February  13, 2009

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) V L.P.
By: BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) V L.P.
as General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

BLACKSTONE LR ASSOCIATES (CAYMAN) V LTD.

	By:	/s/ Robert L. Friedman
Name: Robert L. Friedman
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

BLACKSTONE MANAGEMENT ASSOCIATES
(CAYMAN) V L.P.
	By:	BLACKSTONE LR ASSOCIATES
(CAYMAN) V LTD.,
as General Partner

	By:	/s/ Robert L. Friedman
Name: Robert L. Friedman
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

PETER G. PETERSON

/s/ Peter G. Peterson

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman